Filed Pursuant to Rule 433

Registration Statement No. 333-229396

Pricing Term Sheet

BERKSHIRE HATHAWAY INC.

Pricing Term Sheet

€600,000,000 0.500% Senior Notes due 2041

Issuer:	Berkshire Hathaway Inc.
Offering Format:	SEC Registered
Trade Date:	January 5, 2021
Settlement Date:	January 15, 2021 (T+8)
Expected Ratings*:	Aa2/AA

Principal Amount:	€600,000,000

Maturity Date:	January 15, 2041

Issue Price (Price to Public):	97.269% of face amount

Gross Spread:	35 bps

Proceeds to Issuer:	€581,514,000

Interest Rate:	0.500% per annum

Yield to Maturity:	0.646%

Spread to Mid Swap:	+65 bps

Mid Swap Yield:	-0.004%

Benchmark Security:	DBR 4.750% due July 4, 2040

Benchmark Security Price:	203.79%

Benchmark Security Yield:	-0.374%

Spread to Benchmark Security:	+102.0 bps

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Interest Payment Dates:	Annually on January 15, commencing January 15, 2022

Optional Redemption:	At any time prior to July 15, 2040: Make-whole redemption at comparable government bond rate plus +15 bps On or after July 15, 2040: Redemption at par

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

CUSIP:	084670 CT3

Common Code:	228078077

ISIN:	XS2280780771

Paying Agent:	The Bank of New York Mellon, London Branch

Listing:	The Issuer intends to apply to list the 0.500% Senior Notes due 2041 on the New York Stock Exchange

Other Information

Joint Book-Running Managers:	J.P. Morgan Securities plc Merrill Lynch International

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

UK MiFIR professionals/ECPs-only/No PRIIPs KID: Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Securities are not available to retail investors in the EEA or in the United Kingdom.

Settlement Period: The closing will occur on January 15, 2021, which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities plc collect at +44-207-134-2468 or Merrill Lynch International toll-free at +1-800-294-1322.